UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Raptor Pharmaceutical Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75382F106

(CUSIP Number)

September 29, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 75382F106	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Flower Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER	990,806 *
	6. SHARED VOTING POWER	0
	7. SOLE DISPOSITIVE POWER	990,806 *
	8. SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 990,806 *
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.26%**
12.
TYPE OF REPORTING PERSON:  OO

* Represents 990,806 shares of Raptor Pharmaceutical Corp. common stock held by Flower Ventures, LLC.  Nicholas Stergis and Jennifer Stergis are the Managing Members of Flowers Ventures, LLC and have the power to vote and dispose of the shares held by Flowers Ventures, LLC.

** Based upon an aggregate of 18,829,842 shares of common stock outstanding as of October 23, 2009 as reported in Raptor Pharmaceuticals Corp.’s latest 10-K/A filed with the Securities and Exchange Commission on November 5, 2009.

CUSIP NO. 75382F106	Page 3 of 6

Item 1.
(a)	Name of Issuer: Raptor Pharmaceutical Corp.

(b)	Address of Issuer's Principal Executive Offices: 9 Commercial Blvd, Suite 200, Novato, California, 94949

Item 2.
(a)	Name of Person Filing: Flower Ventures, LLC

(b)	Address of Principal Business Office or, if None, Residence: 1025 Cotorro Avenue, Coral Gables, FL 33416

(c)	Citizenship: Flower Ventures, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities: Common Stock, par value $.001 per share

(e)	CUSIP Number: 75382F106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[ ]	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP NO. 75382F106	Page 4 of 6

	(j)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [X ]

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 990,806*

The Reporting Person acquired the securities being reported directly from the Raptor Pharmaceutical Corp. (“Raptor Pharmaceutical”) in exchange for 4,250,133 shares of Raptor Pharmaceuticals Corp. (“Raptor Pharmaceuticals”).  On September 29, 2009, TorreyPines Therapeutics, Inc. (“TorreyPines”) and Raptor Pharmaceuticals consummated a stock-for-stock reverse triangular merger, pursuant to which a wholly owned subsidiary of TorreyPines merged with and into Raptor Pharmaceuticals, with Raptor Pharmaceuticals continuing as a wholly owned subsidiary of TorreyPines.  In connection with the merger, a 1:17 reverse stock split occurred and TorreyPines changed its name to Raptor Pharmaceutical Corp. (“Raptor Pharmaceutical”).  As a result of the merger, each outstanding share of common stock of Raptor Pharmaceuticals was converted into the right to receive .2331234 shares of common stock of Raptor Pharmaceutical on a post 1:17 reverse split basis. Flower Ventures, LLC as a shareholder of Raptor Pharmaceuticals received 990,806 shares of common stock of Raptor Pharmaceutical.

(b)	Percent of Class:
5.26% **

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote	990,806*

	(ii)	shared power to vote or to direct the vote	0

	(iii)	sole power to dispose or to direct the disposition of	990,806 *

	(iv)	shared power to dispose or to direct the disposition of	0

*  Represents 990,806 shares of Raptor Pharmaceutical Corp. common stock held by Flower Ventures, LLC.  Nicholas Stergis and Jennifer Stergis are the Managing Members of Flowers Ventures, LLC and have the power to vote and dispose of the shares held by Flowers Ventures, LLC.

** Based upon an aggregate of 18,829,842 shares of common stock outstanding as of October 23, 2009 as reported in the Raptor Pharmaceuticals Corp.’s latest 10-K/A filed with the Securities and Exchange Commission on November 5, 2009.

CUSIP NO. 75382F106	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 75382F106	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FLOWER VENTURES, LLC
By: /s/ Nicholas Stergis
Name: Nicholas Stergis Title: Managing Member